UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

(Commission File No. 001-32305)

CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐        No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐        No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By:	/s/ Mario Chamorro
Name:	Mario Chamorro
Title:	Chief Executive Officer

Date: February 6, 2008

CORPBANCA ANNOUNCES CFO RESIGNATION

Santiago, Chile, February 5, 2008- CORPBANCA, (NYSE: BCA), a Chilean financial institution offering a wide variety of corporate and retail financial products and services across all segments of the Chilean financial market, announced that its Chief Financial Officer Enrique Perez is resigning for personal reasons and to pursue other interests. CorpBanca has sought to support its strong growth in the financial industry through a search of talented individuals. This effort is now focused on the recruitment of the Mr. Perez’s successor.

“Enrique has made valuable contributions to the Bank during his time as Chief Financial Officer, we appreciate his dedication to CorpBanca and we wish him well” said Mario Chamorro, Chief Executive Officer of CorpBanca.

Mr. Perez has stated that he will continue as Chief Financial Officer during a transitional period until mid-February 2008.

FORWARD-LOOKING STATEMENTS:

This press release may contain forward looking statements that involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of CORPBANCA to be materially different from the results, performance or achievements expressed or implied by these forward looking statements.

CORPBANCA Contact:	Capital Link Contact:
Pablo Mejia Ricci	Nicolas Bornozis
Head of Investor Relations	President
Santiago, Chile	New York, USA
Tel: (56 - 2) 660-2342	Tel: (212) 661-7566
investorrelations@corpbanca.cl	nbornozis@capitallink.com